UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 __________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___ )*
__________

Liberty Media Corporation
(Name of Issuer)
Series A Liberty Entertainment common stock, par value $.01 per share; and Series B Liberty Entertainment common stock, par value $.01 per share	Series A Liberty Entertainment common stock: 53071M500; and Series B Liberty Entertainment common stock: 53071M609
(Title of class of securities)	(CUSIP number)

Larry D. Hunter, Esq. The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 (310) 964-5000
(Name, address and telephone number of person authorized to receive notices and communications)
With a copy to: Frederick S. Green, Esq. Michael E. Lubowitz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

May 4, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

(Page 1)

CUSIP No.	53071M500 53071M609	SCHEDULE 13D	Page	2

1	NAMES OF REPORTING PERSONS The DIRECTV Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Series A Liberty Entertainment common stock: 3,125,935 (see Items 4 and 5) Series B Liberty Entertainment common stock: 21,806,160 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
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AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Series A Liberty Entertainment common stock:  3,125,935 (see Items 4 and 5)

Series B Liberty Entertainment common stock:  21,806,160 (see Item 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Liberty Entertainment common stock: 0.63% (see Item 5) Series B Liberty Entertainment common stock: 92.02% (see Item 5)
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

The DIRECTV Group, Inc. is filing this Statement on Schedule 13D (this “Statement”) with respect to the following series of common stock of Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Issuer”):

(a) Series A Liberty Entertainment Common Stock, par value $0.01 per share (“LMDIA”); and

(b) Series B Liberty Entertainment Common Stock, par value $0.01 per share (“LMDIB” and, together with LMDIA, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Item 2.	Identity and Background.

This Schedule 13D is being filed by The DIRECTV Group, Inc. (the “Reporting Person”).

The Reporting Person is a Delaware corporation. The principal business address of the Reporting Person is The DIRECTV Group, Inc., 2230 East Imperial Highway, El Segundo, California 90245.

The Reporting Person, through its subsidiaries and affiliated companies, is a leading provider of digital television entertainment in the United States and Latin America. The Reporting Person’s two business segments, DIRECTV U.S. and DIRECTV Latin America, which are differentiated by their geographic location, are engaged in acquiring, promoting, selling and/or distributing digital entertainment programming via satellite to residential and commercial subscribers.

Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of the Reporting Person (collectively, “Schedule 1 Persons”). With respect to each Schedule 1 Person, Schedule 1 contains the following information: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Schedule 1 Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining such future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No shares of Common Stock were purchased by the Reporting Person pursuant to the Malone Agreement (as defined below), and thus no funds were used for such purpose. The responses of the Reporting Person to Item 4 of this Schedule 13D are incorporated herein by reference.

Item 4.	Purpose of Transaction.

On May 4, 2009, the Reporting Person and the Issuer and certain subsidiaries of the Reporting Person and certain subsidiaries and affiliates of the Issuer entered into certain definitive agreements, including the Malone Agreement and the Merger Agreement (as defined below), related to the Reporting Person and Liberty Entertainment, Inc. (“Splitco”), a wholly owned subsidiary of the Issuer. The following is a summary of the Malone Agreement and the Merger Agreement.

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Malone Agreement

In connection with the Merger Agreement, Mr. John Malone, Mrs. Leslie Malone (Mr. Malone’s spouse), The Tracy L. Neal Trust A and The Evan D. Malone Trust A (both trusts for the benefit of Mr. Malone’s children) (collectively, the “Malones”) have entered into the Voting and Right of First Refusal Agreement, dated as of May 3, 2009 (the “Malone Agreement”), with the Reporting Person, Splitco and DIRECTV (“Holdings”). The Malone Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Under the Malone Agreement, the Malones agreed to vote an aggregate of 3,125,935 shares of LMDIA and 21,806,160 shares of LMDIB owned by them, as well as any shares of Common Stock acquired by them after May 3, 2009 (collectively, the “Committed Shares”), in favor of the Split-Off (as defined below), against any alternative SplitCo takeover proposal and against any action or agreement that would reasonably be expected to prevent, prohibit or materially delay the consummation of the Split-Off or the mergers (as described under “Merger Agreement” below), and granted the Reporting Person irrevocable proxies to enforce the foregoing agreements (the “Proxy”).

In accordance with the Malone Agreement, the Malones have agreed that after the Split-Off, but immediately prior to the SplitCo merger, they will exchange each outstanding share of SplitCo Series B common stock held of record by them for 1.1111 shares of Holdings Class B common stock (as adjusted pursuant to the Merger Agreement).

In addition to the foregoing, the Malones also agreed under the Malone Agreement to, among other things:

•          not acquire, directly or indirectly, any additional shares of Common Stock (or, following the Split-Off and the mergers, shares of Splitco or Holdings), other than through the exercise of Series A options and certain other specified circumstances, until the first anniversary of the Split-Off;

•          restrictions on transfer, other than in certain specified exceptions, of their shares of LMDIB (or, following the Split-Off and the mergers, high vote shares of Splitco or Holdings), until the first anniversary of the Split-Off; and

•          restrictions on transfer, other than in certain specified exceptions, of 750,000 shares of LMDIA (or, following the Split-Off and the mergers, low vote shares of Splitco or Holdings), beneficially owned by Mr. Malone until the first anniversary of the Split-Off.

The Malone Agreement will terminate automatically upon termination of the Merger Agreement in accordance with its terms. The Proxy will terminate upon the first to occur of the Split-Off or the termination of the Malone Agreement.

Merger Agreement

An Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 3, 2009, has been entered into among the Issuer, SplitCo, the Reporting Person, DIRECTV, DTVG One, Inc. and DTVG Two, Inc. Upon completion by the Issuer of its previously announced split-off (the “Split-off”) of SplitCo, SplitCo will own certain assets and liabilities currently attributed to the Liberty Entertainment group tracking stock. SplitCo will be comprised of: (i) approximately 54% of the common stock of the Reporting Person, (ii) Liberty Sports Holdings, which owns three regional sports networks, (iii) a 65% interest in Game Show Network which in turn owns 100% of FUN Technologies, ULC, (iv) approximately $30 million in cash and (v) approximately $2 billion in debt. SplitCo will have two series of common stock, Series A and Series B. The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

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The Merger Agreement provides that SplitCo will merge with DTVG Two, Inc., with SplitCo as the surviving entity. The Reporting Person will merge with DTVG One, Inc., with the Reporting Person as the surviving entity. The completion of the two mergers will result in DIRECTV, an entity recently formed by the Reporting Person in order to effect these transactions, owning 100% of the stock of the Reporting Person. DIRECTV will issue two classes of stock: Class A, which will be publicly listed and will entitle each holder of such shares to one vote per share, and Class B, which will not be publicly listed and which will entitle each holder of such shares to 15 votes per share. The holders of the common stock of the Reporting Person will be entitled to receive one share of DIRECTV Class A common stock for each share of the Reporting Person common stock held. The holders of SplitCo Series A and the holders (other than the Malones) of Series B common stock will be entitled to receive 1.1111 shares of DIRECTV Class A common stock for each share of SplitCo Series A or Series B common stock held (as adjusted pursuant to the Merger Agreement). The Malones will receive shares of DIRECTV Class B common stock in exchange for their shares of Splitco Series B common stock as discussed above.

The foregoing description of the transactions contemplated by the Merger Agreement and the Malone Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the respective documents, copies of which are filed as Exhibit 1 and Exhibit 2 hereto, respectively.

Except as set forth on this Statement, the Malone Agreement or the Merger Agreement, the Reporting Person has no plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) and (b)

The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. The calculation of the percentages set forth on Row 13 of the Cover Page is based upon the following number of shares outstanding as of April 30, 2009 as reflected in the Merger Agreement: (i) 494,616,028 shares of LMDIA and (ii) 23,697,987 shares of LMDIB. The Committed Shares represent 30.23% of the aggregate voting power of all outstanding shares of LMDIA and LMDIB voting together as one class. As of May 13, 2009, the Reporting Person owns no shares of Common Stock. However, for purposes of Rule 13d-3 under the Act, as a result of receiving the Proxy pursuant to the Malone Agreement, the Reporting Person may be deemed to possess shared beneficial ownership of the Committed Shares. Except as set forth on Schedule 1, to the knowledge of the Reporting Person, no Schedule 1 Person beneficially owns shares of LMDIA or LMDIB.

(c)

Except as described herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has acquired or disposed of any shares of Common Stock in the past 60 days.

(d) and (e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. John C. Malone and Mrs. Leslie Malone

On February 9, 1998 Mr. John Malone and Mrs. Leslie Malone (collectively, the “Malone Group”), entered into a Call Agreement with the former parent of the Issuer’s predecessor company (the “Call Agreement”). The rights under this Call Agreement were assigned to the Issuer’s predecessor company, and the Issuer succeeded to these rights in connection with a merger transaction completed on May 9, 2006. Pursuant to the Call Agreement, (i) the Issuer has certain contingent rights to acquire certain shares in the capital of the Issuer held by the Malone Group, and imposes certain transfer and other restrictions with respect to such

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shares. Mr. Malone has pledged certain shares in the capital of Liberty to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a line of credit extended by Fidelity to Mr. Malone.

For additional information regarding the foregoing, please see the Statement on Schedule 13D filed by Mr. Malone with the SEC on July 18, 2008 and the Proxy statement on Schedule 14A filed by Liberty with the SEC on May 14, 2009 (“Liberty Proxy Statement”).

Mr. Gregory B. Maffei

In connection with the acceptance by Mr. Gregory B. Maffei of employment with Liberty as CEO-Elect in November 2005, the Liberty board of directors approved an employment arrangement for Mr. Maffei.

For additional information regarding the foregoing, please see the Liberty Proxy Statement.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Statement is incorporated herein by reference. Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the knowledge of the Reporting Person, any Schedule 1 Person, and any other person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1

Agreement and Plan of Merger, dated as of May 3, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 10.1 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on May 4, 2009 (the “DIRECTV 8-K”)).

Exhibit 2

Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Mr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 to the DIRECTV 8-K).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth on this statement is true, complete and correct.

Dated: May 14, 2009

THE DIRECTV GROUP, INC.

By:	/s/ Larry D. Hunter
Name:	Larry D. Hunter
Title:	Executive Vice President, Legal, Administration and Human Resources, General Counsel and Secretary

SCHEDULE 1

Directors and Executive Officers of The DIRECTV Group, Inc.

The name, residence or business address, present principal occupation or employment, citizenship and beneficial ownership of Liberty equity securities of the directors and executive officers of The DIRECTV Group, Inc. are set forth below. Information regarding the Beneficial Ownership of Liberty Securities, Percent of Class and Voting Power with respect to Mr. John C. Malone and Mr. Gregory B. Maffei is obtained from the Liberty Proxy Statement.

Name and Position with The DIRECTV Group, Inc.	Residence or Business Address, and Citizenship	Principal Occupation or Employment, If Other Than As An Executive Officer of The DIRECTV Group, Inc.	Beneficial Ownership of Liberty Securities	Percent of Class (%)	Voting Power of LMDIA and LMDIB as one class (%)

Neil R. Austrian, Director	22 Ballwood Road Old Greenwich, CT 06870 Citizen of the United States.	Private Investor	-	-	-

Ralph F. Boyd, Jr., Director	Freddie Mac 8250 Jones Branch Drive MS A4A McLean VA 22102 Citizen of the United States.	Executive Vice President/Community Relations, Federal Home Loan Mortgage Corporation	-	-	-

Chase Carey, President, Chief Executive Officer and Director	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of the United States.		LMDIA 4,420(9)	*	*

Mark D. Carleton, Director	Liberty Media Corporation 12300 Liberty Blvd. Englewood, CO 80112 Citizen of the United States.	Senior Vice President, Liberty Media Corporation	LMDIA 452,298(4)(5)	*	*

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Charles R. Lee, Director	Verizon Communications 375 Park Avenue, Suite 2405 New York, NY 10152 Citizen of the United States.	Retired Chairman and Co-Chief Executive Officer, Verizon Communications, Inc.	-	-	-
Peter A. Lund, Director	236 Locha Drive, Jupiter, FL 33458 Citizen of the United States.	Chairman Liberty Media Corporation and Liberty Global, Inc.	-	-	-
Gregory B. Maffei, Director	Liberty Media Corporation 12300 Liberty Blvd. Englewood, CO 80112 Citizen of the United States.	Chief Executive Officer and President, Liberty Media Corporation	LMDIA 2,023,000 (2)(4)(5)	*	*
John C. Malone, Chairman of the Board, Director	Liberty Media Corporation 12300 Liberty Blvd. Englewood, CO 80112 Citizen of the United States.	Chairman of the Board, Liberty Media Corporation and Liberty Global, Inc.	LMDIA 3,422,000(1)(2)(3)(4)(5)(6)(7) LMDIB 24,463,000(1)(5)(6)(8)	* 92.8	33.9

Nancy S. Newcomb, Director	130 West 79th Street, Suite 10A New York, NY 10024 Citizen of the United States.	Retired Senior Corporate Officer, Citigroup, Inc.	-	-	-
Haim Saban, Director	Saban Capital Group, Inc. 10100 Santa Monica Blvd. Los Angeles, CA 90067 Dual citizen of the United States and Israel.	Chairman and Chief Executive Officer, Saban Capital Group, Inc.	-	-	-

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Bruce B. Churchill, Executive Vice President, President and Chief Executive Officer of DIRECTV Latin America, LLC and President—New Ventures	The DIRECTV Group, Inc. One Rockefeller Plaza New York, NY 10020 Citizen of the United States.	-	-	-

Patrick T. Doyle, Executive Vice President and Chief Financial Officer	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of the United States.	LMDIA 2,000	*	*

Larry D. Hunter, Executive Vice President, Legal, Human Resources and Administration, General Counsel and Secretary	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of the United States.	-	-	-

Michael W. Palkovic, Executive Vice President—Operations	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of the United States.	-	-	-

Romulo Pontual, Executive Vice President and Chief Technology Officer	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of Brazil.	-	-	-

J. William Little, Senior Vice President and Treasurer	The DIRECTV Group, Inc. One Rockefeller Plaza New York, NY 10020 Citizen of the United States.	-	-	-

10

John Murphy, Senior Vice President, Controller and Chief Accounting Officer	The DIRECTV Group, Inc. 2230 East Imperial Highway El Segundo, California 90245 Citizen of the United States.	-	-	-

________________________

* Less than one percent.

(1)	Includes 301,008 LMDIA shares and 681,884 LMDIB shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership.

(2)	Includes shares held in the Liberty 401(k) Savings Plan as follows:

LMDIA
John C. Malone	1,323
Gregory B. Maffei	4,797

(3)	Includes 660 LMDIA held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(4)	Includes restricted shares, none of which is vested, as follows:

LMDIA
John C. Malone	297,897
Gregory B. Maffei	411,026
Mark D. Carlton	59,743

(5)

Includes beneficial ownership of shares that may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after March 31, 2009. Mr. Malone has the right to convert the options to purchase LCAPB shares, LINTB shares and LMDIB shares into options to purchase LCAPA shares, LINTA shares and LMDIA shares, respectively.

	LMDIA	LMDIB
John C. Malone	294,709	2,657,080
Gregory B. Maffei	1,463,680	-
Mark D. Carlton	383,995	-

(6)

Includes 102,800 shares of LMDIA and 367,156 shares of LMDIB held by two trusts which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children and in which Mr. Malone has no pecuniary interest. Mr. Malone retains the right to substitute assets held by the trusts and has disclaimed beneficial ownership of the shares held by the trusts.

(7)

Includes 2,723,018 shares of LCAPA, 2,650,308 shares of LINTA and 2,405,310 shares of LMDIA pledged to Fidelity Brokerage Services, LLC (Fidelity) in connection with a margin loan facility extended by Fidelity to Mr. Malone.

(8)	For more information about agreements in respect of certain of these shares, please see Item 6 of this Statement.

(9)

Includes 3,980 shares held by Charles G. Carey 2002 Trust, 376 shares held by Charles. G Carey IRRA, 40 shares held by Charles G. Carey SEP, 12 shares held by Wendy G. Carey c/f Steven Carey and 12 shares held by Wendy G. Carey c/f Tara Casey.

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Exhibit Index

Exhibit No.	Description

1

Agreement and Plan of Merger, dated as of May 3, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 10.1 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on May 4, 2009 (the “DIRECTV 8-K”)).

2

Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Mr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 to the DIRECTV 8-K).

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